

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

*Via U.S. Mail and Facsimile*

Mail Stop 4631

January 27, 2010

Jeffrey N. Maggioncalda
Chief Executive Officer
Financial Engines, Inc.
1804 Embarcadero Road
Palo Alto, California  94303

> **Re:    Financial Engines, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 12, 2010**
> **File No. 333-163581**

Dear Mr. Maggioncalda:

We have reviewed your registration statement and letter dated January 12, 2010. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1. We may have further comments once items that are currently blank, such as portions of summary consolidated financial information, use of proceeds, capitalization and dilution tables, are completed.

2. We note your responses to comments 2, 3, and 5 from our letter dated January 5, 2010.  We may have comments upon our review of these items once we receive them or they are filed.

Summary of Consolidated Financial Information, page 10

3.  We have read your response to comment 10 from our letter dated January 5, 2010. Please clearly disclose the number of IPO shares excluded from the pro forma EPS computations as well as why they are excluded.

4.  We have read your response to comment 12 from our letter dated January 5, 2010. You indicate that upon completion of the offering, each share of your preferred stock is expected to convert into one share of your common stock in accordance with the automatic conversion provision.  Please disclose the specific terms of the automatic conversion provision including any additional criteria that must be met. In this regard, please tell us why you "expect" that each of your preferred stock will be converted into one share of your common stock if the conversion is automatic.  Please revise your disclosure accordingly.

5.  You state that the preferred shares are expected to convert into shares of common stock at a 1:1 ratio pursuant to the automatic conversion provisions.  Your disclosures on page F-20 state that each share of preferred stock is convertible at the right and option of the stockholder into such number of fully paid and non assessable shares of common stock as is determined by (i) $0.50 for Series A preferred stock, (ii) $1.25 for Series B preferred stock, (iii) $3.79 for Series C preferred stock, (iv) $5.54 for Series D preferred stock, (v) $11.47 for Series E preferred stock and (vi) $4.75 for Series F preferred stock.  Given these conversion terms, please help us understand why each series of preferred stock is being converted on a 1:1 ratio.  In this regard, please address the following:

    - You should disclose how you arrived at the 1:1 ratio, including the factors that you considered;

    - Please clarify if the same exchange ratio will be used for all holders of all series of preferred shares;

    - Please provide us with a comprehensive explanation of your consideration of whether you need to account for any preferential rights or beneficial conversion features in regards to these conversions; and

    - Please clarify whether any holders of these preferred shares will increase or decrease their proportionate ownership levels relative to other owners as a result of these conversion terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

6.  We have read your response to comment 16 from our letter dated January 5, 2010.
    You include a line item described as other which primarily consists of employer
    and employee contributions, plan fees, and market movement.  The other line
    item represents approximately 60% of the total change from January 1, 2009 to
    December 31, 2009 and 685% of the total change from January 1, 2008 to
    December 31, 2008.  In this regard, you should further break out any additional
    significant components including market movement.  Please also separately
    discuss these inflows/(outflows) related to AUM such that readers can clearly
    identify any trends depicted by these inflows and outflows.  Please consider
    moving this table in MD&A and providing your discussion of the
    inflows/(outflows) with the table in MD&A.

7.  In order to enable readers to better understand the impact of changes in AUM on
    your results of operations for the nine months ended September 30, 2009, please
    also present the changes for only the nine months ended September 30, 2009.

8.  We have read your response to comment 17 from our letter dated January 5, 2010.
    You have updated your AUM information through December 31, 2009.  Please
    quantify to the extent possible, information regarding any known changes in
    assets under management occurring "subsequent" to your latest balance sheet date
    but prior to the date of your filings, such as known cancellations and/or notices of
    expected cancellations.  Your current disclosure still does not disclose known
    cancellations or notices of expected cancellations as of December 31, 2009.

Cash Incentive Plan, page 103

9.  Please clarify how you determined the 2009 Incentive Target amounts.  We note
    your statement that these amounts were determined using market data provided by
    the surveys, but it is not clear how the market data was used, or how it relates or
    compares to the target amounts.  We also note a brief discussion of adjustments to
    incentive targets in the section entitled "Base Salaries", but this discussion also
    does not make clear why the incentive targets were adjusted or how the target
    amounts were determined.

10. In the paragraph following the table depicting 2009 Incentive Target amounts,
    please clarify whether the $16 million and $12 million targets for the New
    Management Fee Rate and Cash Net Income would result in payout of incentive
    awards at the target levels appearing in the table, or at the threshold level (i.e.,
    50% of target) that you describe in the paragraph preceding the table.  If they
    relate to the target level payouts, please disclose the measures set to result in a
    payout at the threshold level.

Equity Awards, page 105

11. We note that 2009 stock option awards were based on a number of factors, including market data, individual performance and internal equity. Please discuss these items with more specificity to help investors understand how you determined the specific amounts of options granted.

2009 Summary Compensation Table, page 107

12. Please include the 2008 compensation information that was required in your initial filing of this registration statement, as well as the updated 2009 information you have provided here. Please see Instruction 1 to Item 402(c).

Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies
General

13. We have read your response to comment 39 from our letter dated January 5, 2010. You indicate that there is diversity in practice as to how the amortization of internal use software is classified in the income statement. You believe that your presentation as a separate line item on the face of the statement of operations is the most meaningful presentation for your business. Please tell us how you determined that it was appropriate to include amortization of internal use software as a separate line item instead of as a component of cost of revenues. Please tell us what consideration you gave to SAB Topic 11:B. Please also tell us why you believe that your current presentation is the most meaningful for your business. Please cite the accounting literature used to support your conclusion.

Internal Use Software, page F-9

14. We have read your response to comment 41 from our letter dated January 5, 2010. In regards to the enhancements to your advisory service platform, please help us understand the nature of the costs and how you determined that they should be characterized as internal use software costs per paragraph 12 of SOP 81-1. Please also address what consideration you gave to paragraphs 24 and 25 of SOP 81-1 in determining whether these costs should be expensed or capitalized.

Note 2 - Net Loss per Common Share, page F-14

15. We have read your response to comment 43 from our letter dated January 5, 2010. It still remains unclear how you treat your restricted stock for purposes of computing earnings (loss) per share. Please disclose how you treated your

restricted stock for purposes of computing earnings (loss) per share in accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock. Please also clarify how you determined the appropriate treatment of restricted common shares subject to repurchase in your determination of basic and diluted earnings per share. In this regard, your disclosures on pages F-14 and F-37 indicate that you are subtracting all weighted average restricted common shares subject to repurchase in your determination of net weighted average common shares outstanding for purposes of calculating basic net income (loss) per share attributable to holders of common stock. Please cite the accounting literature used to support your conclusion.

Preferred Stock Dividend, page F-21

16. We have read your response to comment 44 from our letter dated January 5, 2010. In light of the conversion terms related to the Series E Preferred Stock, please help us understand what consideration you give to the common stock fair values that you determine in your valuations in arriving at the fair value of the preferred stock dividends. Please help us understand how you reconcile between the fair values of the Series E preferred stock and the common stock.

Stock Options and Restricted Stock Plans, page F-23

17. We have read your response to comment 45 from our letter dated January 5, 2010. The valuations use the income approach method. The valuations also consider the public company market multiple method to evaluate the reasonableness of the fair value determined by the income approach. Please provide us with a summary of how the fair value of the common stock was determined as of each valuation date in 2009, which should include the following:

- Please provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on the income approach as well as under the market multiple method. Please tell us how you were able to determine the reasonableness of the income approach based on the market multiple method approach;

- You used a lack of marketability discount in your determination of fair value which it appears was 20% in your January 30, 2009 and April 30, 2009 valuations and 15% in your July 31, 2009 and October 31, 2009 valuations. Please clarify whether any additional discounts were used to arrive at the fair value amounts. Please show us in the computations how these discounts were applied to arrive at the estimated fair values as of each date; and

- Please provide us with a summary of the key assumptions used under each approach as of each valuation date in 2009 and discuss the reasons for any significant changes from period to period in these assumptions.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Interim Financial Statements
General

18. Please address the comments above on your annual financial statements in your interim financial statements as well.

19. We have read your response to comment 47 from our letter dated January 5, 2010. You disclosed that in lieu of the adjustment to the conversion price in accordance with certain down-round rights contained in the Series B, C, D, and E convertible preferred stock, you have historically elected to issue a paid-in-kind preferred stock dividends to preferred stock holders such that the preferred stock maintained a one for one conversion ratio to common. Given that it appears your paid-in-kind preferred stock dividends still represent an anti-dilution provision, please tell us what consideration you gave to FASB ASC 815. We also note that your disclosures indicate that the Articles of Incorporation have anti-dilution provisions which adjust the conversion rates. Please tell us what consideration you gave to whether your convertible preferred stock met the scope exception in FASB ASC 815-10-15-74. Please provide us with your analysis of whether your convertible preferred stocks are indexed to its own stock pursuant to FASB ASC 815-10-15-74 by a) evaluating the instrument's contingent exercise provisions, if any and b) evaluating the instrument's settlement provisions.

Note 5. Net Income (Loss) Per Share, page F-37

20. Please clearly disclose in the heading on page F-38 what you are giving pro forma effect to.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Senior Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc:     Davina K. Kaile, Esq. *(Via facsimile 650/233-4545)*
        Pillsbury Winthrop Shaw Pittman LLP
        2475 Hanover Street
        Palo Alto, CA  94304